SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 11)

Clearwire Corporation

(Name of the Issuer)

Clearwire Corporation

Sprint Nextel Corporation

Sprint HoldCo, LLC

SN UHC 1, Inc.

SN UHC 4, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number of Class of Securities)

Broady R. Hodder Senior Vice President and General Counsel Clearwire Corporation 1475 120th Avenue Northeast, Bellevue, WA 98005 (425) 216-7600	Charles R. Wunsch Senior Vice President and General Counsel Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251 (855) 848-3280

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David Fox Joshua Korff David Feirstein Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Thomas H. Kennedy Jeremy D. London Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Robert E. Spatt Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael J. Egan King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, Georgia 30309 (404) 572-4600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation[1]	Amount of Filing Fee[2]
$3,830,170,665.00	$522,435.28

1	The filing fee was determined based upon the sum of (a) 668,248,967 (which represents the total number of shares of Class A Common Stock of Clearwire outstanding and not beneficially owned by Sprint Nextel Corporation, SoftBank Corp. or any of their respective affiliates), multiplied by $5.00 per share, (b) 65,644,812 of Class B Common Stock of Clearwire and Class B Common Units of Clearwire Communications LLC outstanding and not beneficially owned by Sprint Nextel Corporation, SoftBank Corp. or any of their respective affiliates, which can be exchanged into 65,644,812 shares of Class A Common Stock of Clearwire, multiplied by $5.00, (c) 30,840,354 restricted stock units outstanding or reserved for issuance pursuant to awards made under the Company’s 2012 Performance Long-Term Incentive Plan, multiplied by $5.00 per share per share, and (d) 2,000,000 shares of Class A Common Stock of Clearwire issuable upon exercise of outstanding warrants with an exercise price of less than $5.00, multiplied by $3.25 per share (which is the excess of $5.00 over the weighted average exercise price of such warrants).

2	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the filing fee was determined by multiplying .00013640 by the Total Consideration.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $306,192.94	Filing Party: Clearwire Corporation

Form or Registration No.: Schedule 14A	Date Filed: February 1, 2013

Amount Previously Paid: $3,990.98	Filing Party: Clearwire Corporation

Form or Registration No.: Schedule 14A	Date Filed: March 12, 2013

Amount Previously Paid: $44,919.30	Filing Party: Sprint Nextel Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: May 22, 2013

Amount Previously Paid: $167,332.06	Filing Party: Sprint Nextel Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: June 25, 2013

Introduction

This Amendment No. 11 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed jointly by Clearwire Corporation, a Delaware corporation (“Clearwire”), Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”), SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”) and SN UHC 4, Inc., a Delaware Corporation (“SN UHC 4”) in connection with the Agreement and Plan of Merger, dated as of December 17, 2012, as amended on April 18, 2013, May 21, 2013 and June 20, 2013, by and among Clearwire, Sprint and Collie Acquisition Corp., a Delaware corporation (“Merger Sub”, and together with Sprint, Sprint HoldCo, SN UHC 1 and SN UHC 4, the “Sprint Parties”) (such agreement, as it may be amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on July 9, 2013, Merger Sub was merged with and into Clearwire, with Clearwire continuing as the surviving corporation and a wholly owned subsidiary of Sprint (the “Merger”).

Clearwire, Sprint, Sprint HoldCo, SN UHC 1 and SN UHC 4 are referred to herein as the “Filing Persons.” Merger Sub is no longer a Filing Person because it was merged with and into Clearwire.

Clearwire filed a definitive proxy statement (the “Definitive Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on April 23, 2013, pursuant to which the Clearwire board of directors solicited proxies from stockholders of Clearwire in connection with the Merger, including to adopt the Merger Agreement. Clearwire filed a supplement to the Definitive Proxy Statement on May 22, 2013 (the “First Proxy Statement Supplement”), a second supplement to the Definitive Proxy Statement on May 30, 2013 (the “Second Proxy Statement Supplement”), a third supplement to the Definitive Proxy Statement on May 31, 2013 (the “Third Proxy Statement Supplement”), a fourth supplement to the Definitive Proxy Statement on June 13, 2013 (the “Fourth Proxy Statement Supplement”), a fifth supplement to the Definitive Proxy Statement on June 25, 2013 (the “Fifth Proxy Statement Supplement”) and a sixth supplement to the Definitive Proxy Statement on July 3, 2013 (the “Sixth Proxy Statement Supplement,” and, together with the Definitive Proxy Statement, the First Proxy Statement Supplement, the Second Proxy Statement Supplement, the Third Proxy Statement Supplement, the Fourth Proxy Statement Supplement and the Fifth Proxy Statement Supplement, the “Proxy Statement”). The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each item in this Final Amendment are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Final Amendment.

All information in, or incorporated by reference in, this Final Amendment and/or the Proxy Statement other than information concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by Clearwire. All information in, or incorporated by reference in, this Final Amendment and/or the Proxy Statement concerning the Sprint Parties and their affiliates other than Clearwire has been supplied by or on behalf of the Sprint Parties.

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(e)	The Merger was approved by a majority of the directors of Clearwire who were not employees of Clearwire.

Item 15. Additional Information.

Regulation M-A Item 1011

(c)	Item 15(c) is hereby amended and supplemented as follows:

On July 8, 2013, at a special meeting of Clearwire’s stockholders, (i) the holders of at least 75% of the outstanding shares of Clearwire’s common stock entitled to vote on the adoption of the Merger Agreement, voting as a single class, and (ii) the holders of at least a majority of the outstanding shares of Clearwire’s common stock not held by Sprint, SoftBank or any of their respective affiliates, voting as a single class, voted to adopt the Merger Agreement.

On July 9, 2013, Clearwire filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into Clearwire, with Clearwire continuing as the surviving corporation and a wholly owned subsidiary of Sprint. At the effective time of the Merger, each issued and outstanding share of Class A common stock of Clearwire, par value $0.0001 per share (the “Class A Common Stock”) (other than any shares held by Sprint, SoftBank Corp., any of their respective affiliates and any stockholders who properly exercised their appraisal rights under Delaware law) automatically converted into the right to receive $5.00 per share in cash, without interest, less any applicable withholding taxes.

As a result of the Merger, the Class A Common Stock will cease trading on the NASDAQ Global Select Market and became eligible for termination of registration under the Exchange Act. Accordingly, Clearwire will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister its common stock under the Exchange Act.

Item 16. Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on April 23, 2013, and incorporated by reference herein) (the “Definitive Proxy Statement”).

(a)(2)	Form of Proxy Card (included as part of the Fifth Proxy Statement Supplement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(a)(4)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 22, 2013, and incorporated by reference herein) (the “First Proxy Statement Supplement”).

(a)(5)	Press Release, dated May 22, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 22, 2013).

(a)(6)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 28, 2013, and incorporated by reference herein) (the “Second Proxy Statement Supplement”).

(a)(7)	Press Release, dated May 28, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 28, 2013).

(a)(8)	Press Release, dated May 29, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 29, 2013).

(a)(9)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 30, 2013, and incorporated by reference herein) (the “Third Proxy Statement Supplement”).

(a)(10)	Press Release, dated May 31, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 31, 2013).

(a)(11)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 13, 2013, and incorporated by reference herein) (the “Fourth Proxy Statement Supplement”).

(a)(12)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 25, 2013, and incorporated by reference herein) (the “Fifth Proxy Statement Supplement”).

(a)(13)	Press Release, dated June 20, 2013 (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 20, 2013).

(a)(14)	Press Release, dated June 3, 2013 (included in Sprint’s Schedule 14A filed with the Securities and Exchange Commission on June 3, 2013, and incorporated by reference herein).

(a)(15)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on July 3, 2013) (the “Sixth Proxy Statement Supplement”).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex J of the Definitive Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex K of the Definitive Proxy Statement).

(c)(3)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated May 21, 2013 (included as Annex S-J of the First Proxy Statement Supplement).

Exhibit No.	Description

(c)(4)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated May 21, 2013 (included as Annex S-K of the First Proxy Statement Supplement).

(c)(5)*	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(6)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(7)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(8)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012

(c)(9)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(10)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 14, 2012.

(c)(11)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(12)***	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated May 21, 2013.

(c)(13)***	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated May 21, 2013.

(c)(14)	Opinion of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 12, 2013 (included as Annex A of Clearwire’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2013, and incorporated by reference herein).

(c)(15)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 12, 2013 (included as Annex B of Clearwire’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2013, and incorporated by reference herein).

(c)(16)	Opinion of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 20, 2013 (included as Annex S-J of the Fifth Proxy Statement Supplement).

(c)(17)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 20, 2013 (included as Annex S-K of the Fifth Proxy Statement Supplement).

(c)(18)****	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 20, 2013.

(c)(19)****	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 20, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A-1 of the Definitive Proxy Statement).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of April 18, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex A-2 of the Definitive Proxy Statement).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of May 21, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex S-A of the First Proxy Statement Supplement).

(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of June 20, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex S-A of the Fifth Proxy Statement Supplement).

(d)(5)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Definitive Proxy Statement).

(d)(6)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Definitive Proxy Statement).

(d)(7)

Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Definitive Proxy Statement).

Exhibit No.	Description

(d)(8)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Definitive Proxy Statement).

(d)(9)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Definitive Proxy Statement).

(d)(10)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-1 of the Definitive Proxy Statement).

(d)(11)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Definitive Proxy Statement).

(d)(12)	Second Amendment to the Note Purchase Agreement, dated as of February 26, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-3 of the Definitive Proxy Statement).

(d)(13)	Registration Rights Agreement, dated as of March 1, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc., the entities listed on Schedule 1 thereto and Sprint (included as Annex H of the Definitive Proxy Statement).

(d)(14)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Mount Kellett Master Fund II-A, L.P. (incorporated by reference to Exhibit 99.66 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(15)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Highside Capital Management, L.P. (incorporated by reference to Exhibit 99.67 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(16)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Glenview Capital Management, LLC. (incorporated by reference to Exhibit 99.68 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(17)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and C P Management, L.L.C. (incorporated by reference to Exhibit 99.69 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(18)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Partners, L.P. (incorporated by reference to Exhibit 99.71 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(19)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners, L.P. (incorporated by reference to Exhibit 99.72 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(20)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners II, L.P. (incorporated by reference to Exhibit 99.73 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(21)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Offshore Investors II, L.P. (incorporated by reference to Exhibit 99.74 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(22)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital (AM) Investors, L.P. (incorporated by reference to Exhibit 99.75 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(23)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners III, L.P. (incorporated by reference to Exhibit 99.76 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(24)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Noonday Offshore, Inc. (incorporated by reference to Exhibit 99.77 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(25)*****	Voting and Sale Agreement, dated as of July 2, 2013, among Sprint, each person named on Schedule A thereto, Starburst II, Inc., Clearwire, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton and Crest Switzerland LLC.

(d)(26)*****	Waiver and Amendment Agreement, dated as of July 2, 2013, among Sprint, Sprint HoldCo, SN UHC 1, Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex L of the Definitive Proxy Statement).

*	Previously filed with the Schedule 13E-3 on February 1, 2013.
**	Previously filed with the Amendment No. 1 to Schedule 13E-3 on March 12, 2013.
***	Previously filed with the Amendment No. 6 to Schedule 13E-3 on May 22, 2013.
****	Previously filed with the Amendment No. 9 to Schedule 13E-3 on June 25, 2013.
*****	Previously filed with the Amendment No. 10 to Schedule 13E-3 on July 3, 2013.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 9, 2013

CLEARWIRE CORPORATION

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	Vice President

SPRINT NEXTEL CORPORATION

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	Senior Vice President, General Counsel and Corporate Secretary

SPRINT HOLDCO, LLC

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	President

SN UHC 1, INC.

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	President

SN UHC 4, INC.

By:	/s/ Charles R. Wunsch

Name:	Charles R. Wunsch
Title:	President

Exhibit Index

Exhibit No.	Description
(a)(1)	Proxy Statement of Clearwire Corporation (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on April 23, 2013, and incorporated by reference herein) (the “Definitive Proxy Statement”).

(a)(2)	Form of Proxy Card (included as part of the Fifth Proxy Statement Supplement).

(a)(3)	Press release, dated December 17, 2012 (incorporated by reference to Exhibit 99.2 to Clearwire’s Form 8-K, dated and filed December 17, 2012).

(a)(4)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 22, 2013, and incorporated by reference herein) (the “First Proxy Statement Supplement”).

(a)(5)	Press Release, dated May 22, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 22, 2013).

(a)(6)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 28, 2013, and incorporated by reference herein) (the “Second Proxy Statement Supplement”).

(a)(7)	Press Release, dated May 28, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 28, 2013).

(a)(8)	Press Release, dated May 29, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 29, 2013).

(a)(9)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on May 30, 2013, and incorporated by reference herein) (the “Third Proxy Statement Supplement”).

(a)(10)	Press Release, dated May 31, 2013 (incorporated by reference to Exhibit 99.1 to Clearwire’s Form 8-K, dated and filed May 31, 2013).

(a)(11)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 13, 2013, and incorporated by reference herein) (the “Fourth Proxy Statement Supplement”).

(a)(12)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 25, 2013, and incorporated by reference herein) (the “Fifth Proxy Statement Supplement”).

(a)(13)	Press Release, dated June 20, 2013 (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on June 20, 2013).

(a)(14)	Press Release, dated June 3, 2013 (included in Sprint’s Schedule 14A filed with the Securities and Exchange Commission on June 3, 2013, and incorporated by reference herein).

(a)(15)	Supplement to Proxy Statement (included in Clearwire’s Schedule 14A filed with the Securities and Exchange Commission on July 3, 2013) (the “Sixth Proxy Statement Supplement”).

(c)(1)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated December 16, 2012 (included as Annex J of the Definitive Proxy Statement).

(c)(2)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012 (included as Annex K of the Definitive Proxy Statement).

(c)(3)	Opinion of Centerview Partners LLC to the special committee and audit committee of the board of directors of Clearwire, dated May 21, 2013 (included as Annex S-J of the First Proxy Statement Supplement).

(c)(4)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated May 21, 2013 (included as Annex S-K of the First Proxy Statement Supplement).

Exhibit No.	Description

(c)(5)*	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 3, 2012.

(c)(6)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 12, 2012.

(c)(7)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 12, 2012.

(c)(8)*	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated December 16, 2012

(c)(9)*	Presentation of Centerview Partners LLC to the special committee and the audit committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(10)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 14, 2012.

(c)(11)**	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated December 16, 2012.

(c)(12)***	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated May 21, 2013.

(c)(13)***	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated May 21, 2013.

(c)(14)	Opinion of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 12, 2013 (included as Annex A of Clearwire’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2013, and incorporated by reference herein).

(c)(15)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 12, 2013 (included as Annex B of Clearwire’s Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2013, and incorporated by reference herein).

(c)(16)	Opinion of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 20, 2013 (included as Annex S-J of the Fifth Proxy Statement Supplement).

(c)(17)	Opinion of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 20, 2013 (included as Annex S-K of the Fifth Proxy Statement Supplement).

(c)(18)****	Presentation of Centerview Partners LLC to the special committee of the board of directors of Clearwire, dated June 20, 2013.

(c)(19)****	Presentation of Evercore Group L.L.C. to the board of directors of Clearwire, dated June 20, 2013.

(d)(1)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included as Annex A-1 of the Definitive Proxy Statement).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of April 18, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex A-2 of the Definitive Proxy Statement).

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of May 21, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex S-A of the First Proxy Statement Supplement).

(d)(4)	Third Amendment to Agreement and Plan of Merger, dated as of June 20, 2013, by and among Sprint, Merger Sub and Clearwire (included as Annex S-A of the Fifth Proxy Statement Supplement).

(d)(5)	Voting and Support Agreement, dated as of December 17, 2012, by and among Clearwire and the Persons named on Schedule A thereto (included as Annex B of the Definitive Proxy Statement).

(d)(6)	Agreement Regarding Right of First Offer, dated as of December 17, 2012, by and among Sprint HoldCo, Sprint and the Persons named on Schedule A thereto (included as Annex C of the Definitive Proxy Statement).

(d)(7)	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint and Intel Capital Wireless Investment Corporation 2008A (included as Annex D of the Definitive Proxy Statement).

(d)(8)	Second Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-1 of the Definitive Proxy Statement).

Exhibit No.	Description

(d)(9)	Third Amendment to the Equityholders’ Agreement, dated as of December 17, 2012, by and among Clearwire, Sprint HoldCo, SN UHC 1, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (included as Annex E-2 of the Definitive Proxy Statement).

(d)(10)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-1 of the Definitive Proxy Statement).

(d)(11)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-2 of the Definitive Proxy Statement).

(d)(12)	Second Amendment to the Note Purchase Agreement, dated as of February 26, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included as Annex F-3 of the Definitive Proxy Statement).

(d)(13)	Registration Rights Agreement, dated as of March 1, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc., the entities listed on Schedule 1 thereto and Sprint (included as Annex H of the Definitive Proxy Statement).

(d)(14)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Mount Kellett Master Fund II-A, L.P. (incorporated by reference to Exhibit 99.66 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(15)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Highside Capital Management, L.P. (incorporated by reference to Exhibit 99.67 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(16)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and Glenview Capital Management, LLC. (incorporated by reference to Exhibit 99.68 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(17)	Voting and Sale Agreement, dated as of June 20, 2013, among Sprint, Starburst II, Inc. and C P Management, L.L.C. (incorporated by reference to Exhibit 99.69 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 21, 2013).

(d)(18)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Partners, L.P. (incorporated by reference to Exhibit 99.71 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(19)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners, L.P. (incorporated by reference to Exhibit 99.72 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(20)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners II, L.P. (incorporated by reference to Exhibit 99.73 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(21)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Offshore Investors II, L.P. (incorporated by reference to Exhibit 99.74 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(22)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital (AM) Investors, L.P. (incorporated by reference to Exhibit 99.75 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(23)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Farallon Capital Institutional Partners III, L.P. (incorporated by reference to Exhibit 99.76 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(24)	Voting and Sale Agreement, dated as of June 21, 2013, among Sprint and Noonday Offshore, Inc. (incorporated by reference to Exhibit 99.77 to Sprint’s Schedule 13D/A filed with the Securities and Exchange Commission on June 24, 2013).

(d)(25)*****	Voting and Sale Agreement, dated as of July 2, 2013, among Sprint, each person named on Schedule A thereto, Starburst II, Inc., Clearwire, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton and Crest Switzerland LLC.

(d)(26)*****	Waiver and Amendment Agreement, dated as of July 2, 2013, among Sprint, Sprint HoldCo, SN UHC 1, Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC.

(f)	Section 262 of the Delaware General Corporation Law (included as Annex L of the Definitive Proxy Statement).

*	Previously filed with the Schedule 13E-3 on February 1, 2013.
**	Previously filed with the Amendment No. 1 to Schedule 13E-3 on March 12, 2013.
***	Previously filed with the Amendment No. 6 to Schedule 13E-3 on May 22, 2013.
****	Previously filed with the Amendment No. 9 to Schedule 13E-3 on June 25, 2013.
*****	Previously filed with the Amendment No. 10 to Schedule 13E-3 on July 3, 2013.